ANNEX A

Schedule of Transactions in Common Shares of the Issuer

During the Past 60 Days

Libby Frischer Family Partnership

None

Charles Frischer

Date of Transaction	Quantity Purchased (Sold)	Price per Share

01/06/2025	(24,000)	$5.53
01/10/2025	(66,873)	$2.99
02/05/2025 02/06/2025 02/10/2025	4,003 45,371 13,260	$1.95 $1.93 $1.37
02/11/2025	34,839	$1.19
02/12/2025	100	$1.32
02/13/2025	101	$1.25

(1)	All purchases were effected through open market or privately negotiated transactions.